AMENDMENT TO BINDING TERM SHEET

Proprietary and Confidential

This amendment to binding term sheet (the “Amendment”) amends the terms and conditions of that certain Binding Term Sheet dated March 7, 2017 (the “Binding Term Sheet”) under which Function(x) Inc., directly or indirectly, proposes to acquire all of the equity interests in Bumpclick, LLC and certain other assets (the “Proposed Transaction”). Defined terms used in this Amendment and not defined in this Amendment shall have the meaning ascribed to them in the Binding Term Sheet.

1.	The “Termination” provision of the Binding Term Sheet shall be amended to read as follows:

Termination:	This Binding Term Sheet shall terminate on the earlier of: (a) the date the Purchase Agreement is signed by the parties; or (b) June 30, 2017.

2.	The “Exclusivity” provision of the Binding Term Sheet shall be amended to read as follows:

Exclusivity:
Seller agrees that until the earlier of (a) June 30, 2017; or (b) such time as Purchaser and Seller mutually agree to discontinue discussions of the Proposed Transaction (the “Exclusivity Period”), neither Seller nor the Company will, and will not permit any of their directors, shareholders, affiliates, employees or other advisors or agents to (i) solicit, initiate or encourage (including by way of furnishing confidential information concerning the Company or the Business to any party) the submission of inquiries, proposals or offers from any person, Company or other entity other than Purchaser and its affiliates relating to any acquisition or purchase of the Company, its assets, equity interests in the Company or a significant portion of the Business, or any merger, business combination or joint venture including the Business and the business of any person, or in respect of any other transaction which would be inconsistent with the matters contemplated by this Binding Term Sheet (each, a “Competing Transaction”); (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any information concerning the Company or the Business to, any Company, person or other entity in connection with a possible Competing Transaction; and (iii) enter into (or commit to enter into) any agreement with respect to, or consummate, a Competing Transaction. Seller agrees that it shall immediately cease any existing discussions or negotiations with any party other than Purchaser or its affiliates that relate to, or may reasonably be expected to lead to, any Competing Transaction. Seller hereby agrees to inform Purchaser in the event it receives any inquiries or offers for a Competing Transaction during the Exclusivity Period immediately upon receipt of such an inquiry or offer and provide the details of the inquiry or offer; provided, however, that in no event shall Seller be required to provide the identity of the party involved.

3.	The “Consideration” provision of the Binding Term Sheet shall be amended to read as follows:

Consideration:
As consideration (the “Consideration”) for equity interests in the Company, the Purchaser shall pay the Seller the following:

(a)    on the Closing Date Ten Million Dollars ($10,000,000) in stated value of a new class of Preferred Stock of the Company (the “Preferred”). The Preferred shall be convertible into shares of the Purchaser’s common stock at a price of $1.05 per share (the “Conversion Price”). Starting on the date that is four months following the closing date of the Proposed Transaction (the “Put/Call Date”), the Seller shall have a right to require the Purchaser to purchase all shares of Preferred for an aggregate purchase price of $11,000,000 (the “Put Price”). If the Seller wishes to exercise this right, it will provide notice of its exercise of that right within thirty days after the Put/Call Date. In addition, during the same thirty day period, the Purchaser will have a right to acquire all of the Preferred at an aggregate price of $12,000,000 (the “Call Price”). If the Purchaser exercises such call right, the parties shall close on such call within ten days after the exercise of the call right. In the event that the Seller exercises the put right set forth above, and the Purchaser fails to close on such put within ten days of the Seller’s notice of its exercise, the Seller shall have a right to unwind the transaction in its entirety on the next day after the expiration of such ten day period, such that the Purchaser would return to the Seller all of the equity interests in the Company, and the Seller would return to the Purchaser all consideration received from the Purchaser (including without limitation all consideration received pursuant to this subsection (a) and subsection (b) below), and in addition in the event of Purchaser’s failure to close on such put, the Seller shall have a right to retain$1,500,000 in stated value of the Preferred. In addition, in the event that the Purchaser raises in a capital raise at least $30,000,000 in net cash proceeds prior to the date that is four months after the Closing Date, this shall constitute a mandatory redemption right with respect to the Preferred, such that the Purchaser shall be required to redeem the Preferred. The redemption price shall initially be at the stated value of the Preferred ($10,000,000), but shall incrase by $250,000 each month. For example, if the redemption is in the second month, the redemption price will be $10,250,000, in the third month it will be $10,500,000 and in the fourth month it will be $10,750,000.

(b)    on the Closing Date, Fifteen Million Dollars ($15,000,000), which shall be payable in shares of the common stock of Fn(x) (the “Closing Date Shares”). Nine Million Dollars ($9,000,000) of the Closing Date Shares shall be issued and released to the Seller at Closing. Such shares will be valued at $1.05 per share. Six Million Dollars ($6,000,000) in value of such shares shall be held back (the “Holdback Shares”), and shall be released based upon the achievement of the following performance criteria. If the Company’s 2017 EBITDA is at least $3 million, $2 million of such shares shall be issued, if the Company’s 2018 EBITDA is at least $4 million, an additional $2 million of such shares shall be issued, and if both such targets are achieved, an additional $2 million of such shares shall be issued. The number of Holdback Shares that will be issued on a release day shall be based on at the 15 Day VWAP prior to distribution.

(c)    The number of shares issuable to the Seller hereunder shall in no event exceed 19.99% of Function(x)’s number of common shares outstanding, until such point in time as Function(x)’s shareholders shall have approved such issuance and such issuance shall have become effective. In the event that any shares to be issued to the Seller hereunder would exceed that amount, such number shall instead be issued in a series of Preferred Stock which shall not vote, which shall not be entitled to any distributions and which shall have no rights at all, other than the put and call rights described herein. Notwithstanding the foregoing, Function(x) covenants that it will promptly seek shareholder approval for such issuance and shall do all things necessary to obtain such approval, including filing of an Information Statement with the SEC. The Proposed Transaction shall also be subject to amendment dependent upon requirements of law or the Nasdaq stock market.

(d)    The shares of capital stock issued to the Seller will be subject to a lockup agreement on terms required by the underwriters in any offering of the Purchaser’s capital stock that the Purchaser may undertake.

Key employees of the Company will participate in FN(x)’s equity incentive plan, which can include issuances of restricted stock units or stock options. Fn(x) will grant each key employee at least 100,000 qualified options or restricted stock units each year of employment. In addition, Sean Beckner will be included in any incentive program that the Company may maintain relating to incentives for achievement of market capitalization targets as well as executive management incentive programs. In addition, Sean Beckner shall be appointed President.

4.	Except as provided herein, all other terms and conditions of the Binding Term Sheet shall remain in full force and effect.

Accepted and agreed to this 7th day of May, 2017

Purchaser:
FUNCTION(X) INC.

By:
Name:
Title:

SELLER: SEAN BECKNER

Sean Beckner